Exhibit 99.1

Fanhua Updates Progress of Share Purchases Under its 521 Development Plan

GUANGZHOU, China, October 12, 2018 (GLOBE NEWSWIRE)–Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider operating in China, further to its announcement on June 14, 2018, today provided an update on the progress of its share purchases in relation to the Company’s 521 Development Plan.

Pursuant to a share purchase agreement entered into between Joy Magnificent Limited (which was later renamed as Fanhua Employees Holdings Limited), a company established on behalf of certain key employees and sales agents of the Company and Master Trend Limited, or Master Trend, Fanhua’s entrepreneurial sales agent team leaders, key employees and management agreed to purchase a total of 8.5 million American Depositary Shares (“ADS”, each representing 20 ordinary shares of the Company) Master Trend, in a privately negotiated transaction, at a price of US$29 per ADS, which was the average closing price of the 30 trading days prior to the approval by its board of directors (the “Board”) on June 14, 2018.

As of October 10, 2018, Fanhua Employees Holdings Limited has completed the purchase of 7.5 million ADSs from Master Trend. Upon completion of the share transfer, Fanhua Employees Holdings Limited beneficially owns 11.6% of the outstanding share capital of the Company.

In the meantime, Mr. Chunlin Wang, chief executive officer and chairman of the Board of Fanhua, and Mr. Peng Ge, chief financial officer of Fanhua, have also completed the purchase of 800,000 ADSs and 200,000 ADSs, respectively, from Master Trend at US$29 per ADS. As a result of these purchases, Mr. Wang’s stake in the Company increases from 1.8% to 3.0% of the outstanding share capital of the Company, and Mr. Ge’s stake increases from 3.5% to 3.8%. The purchases were funded with their personal funds.

“The 521 Development Plan has attracted huge interests in the China’s insurance industry. We believe that it will play an important role in helping the Company attract and retain top talents,” said Mr. Chunlin Wang.

“This year marks the 20th anniversary of Fanhua’s establishment. As witnesses to all of Fanhua’s key milestones in the past decades, both Mr. Peng Ge and I have strong confidence in Fanhua’s future growth potential. As such, we’ve never sold a single share of Fanhua since its initial public offering. We believe that the implementation of the 521 Plan will help further fortify Fanhua’s competitive edge while driving its long term sustainable development. We look forward to sharing this value with our employees, sales agents, and shareholders as the Company grows to the next level.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 79 insurance companies to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include:(1) CNpad, a mobile sales support application; (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of June 30, 2018, our distribution and service network consisted of 712 sales and service outlets covering 31 provinces.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.